Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

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The following press release was issued on December 4, 2006.

News Release

Contact:	Ron Gruendl	Corporate Affairs
	(412) 234-7157	One Mellon Center
	gruendl.rr@mellon.com	Pittsburgh, PA 15258-0001

FOR IMMEDIATE RELEASE

JOB CREATION IN PITTSBURGH REGION

KEY TO MELLON, THE BANK OF NEW YORK MERGER AGREEMENT

— HQ for several key business units and other The Bank of New York Mellon organizations —

PITTSBURGH, December 4, 2006 — The definitive agreement announced today that provides for the merger of Mellon Financial Corporation and The Bank of New York Company, Inc., creates a new high-growth global market leader in asset servicing and asset management. It is expected that 1,000-2,000 new jobs will be created locally as the new organization will headquarter several important businesses in Pittsburgh and be a center of excellence for technology, operations and administration. In addition, the new company, which will be known as The Bank of New York Mellon Corporation, will establish a new $80 million Mellon Financial Foundation to provide support to non-profit organizations throughout southwestern Pennsylvania. Specifically:

1,000-2000 new jobs to be created locally in three-five years

“Today’s announcement is clearly in the best long-term interests of our employees, customers, shareholders and communities. As important, it contains provisions for us to maintain our very strong commitment to create jobs and grow in the Pittsburgh region,” said Robert P. Kelly, chairman, president and CEO of Mellon Financial Corporation, who will become CEO of The Bank of New York Mellon Corporation. “Pittsburgh will continue to be home to several key business units, which will become even larger in the combined organization. It will also be a center of excellence for technology, operations and administration. Our goal is to create 1,000 – 2,000 new jobs in Pittsburgh over the next three to five years as a result of this transaction, and continue to add jobs here as the combined company grows. That’s just smart business – Pittsburgh has a fantastic, well-educated workforce; world-renowned educational and medical centers; a high-quality standard of living at a reasonable cost; and is an outstanding community for our employees to live and work.”

Appointment of local Advisory Board

The role of the Advisory Board will be to serve as trustees of the new foundation; focus on jobs, community development and Community Reinvestment Act investments in Pittsburgh; monitor the integration status of the new company, which is expected to take three years following the anticipated close of the deal by the third quarter of 2007; and to foster revenue growth with corporate and wealth management clients throughout the region. This Board will be comprised of all current southwestern Pennsylvania-based external board members; Steve Elliott, current senior vice chairman at Mellon; and local heads of the combined company’s businesses in Pittsburgh.

Local senior executives named

Vince Sands, current head of Asset Servicing for Mellon in the U.S., has been named chairman, and Don Heberle, current head of Mellon’s Wealth Management Family Office business globally, has been named president of The Bank of New York Mellon Corporation of Pennsylvania. They will report to Bob Kelly for these roles, and in addition to their business line responsibilities, represent the new corporation on local boards and civic organizations.

Funding a new charitable foundation

Dedicated to grant-making in southwestern Pennsylvania, the new Mellon Financial Foundation will have $60 million in new funding, plus $20 million in funds from the current Mellon Financial Foundation. The new $80 million foundation will result in an increase of about $2 million in local foundation support. This is roughly double what is locally granted annually through the current Mellon Financial Corporation Foundation and will result in a total of approximately $4 million in local foundation giving. The current Mellon non-foundation spending on sponsorships and other non-profit spending in this region is expected to remain at the existing level of more than $1 million annually. The newly-appointed local Advisory Board members will serve as trustees of the new foundation. The existing Mellon Financial Foundation will be renamed The Bank of New York Mellon Foundation and will be funded at $40 million; it will focus on giving throughout the non- Pittsburgh locations of the combined company.

In addition, it is planned that two board meetings of the new company will be held annually in Pittsburgh, along with having annual meetings conducted locally every few years.

Mellon is a global financial services company. Headquartered in Pittsburgh, Mellon is one of the world’s leading providers of financial services for institutions, corporations and high net worth individuals, providing asset management, private wealth management, asset servicing, payment solutions and investor services. Mellon has approximately $5.3 trillion in assets under management, administration or custody, including $918 billion under management. News and other information about Mellon is available at www.mellon.com.

The Bank of New York Company, Inc. is a global leader in providing a comprehensive array of services that enable institutions and individuals to move and manage their financial assets in more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, asset management, and private banking. The Company’s extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide. The Company has $12.2 trillion in assets under custody and more than $179 billion in assets under management. Additional information is available at www.bankofny.com.

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FORWARD LOOKING STATEMENTS

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates” , “intends”, “plans”, “targets”, “projects” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.